Exhibit B.3(d): Other Pages of CIBC’s 2024 Annual Report incorporated in Annual Information Form

●	“Transfer Agent and Registrar” page 194
●	“Directors and Board Committees” page 195

Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2025

First quarter results – Thursday, February 27, 2025

Second quarter results – Thursday, May 29, 2025

Third quarter results – Thursday, August 28, 2025

Fourth quarter results – Thursday, December 4, 2025

Annual Meeting of Shareholders 2025

CIBC’s Annual Meeting of Shareholders will be held on April 3, 2025. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2024:

Common shares

Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 27/24	Oct 28/24	$0.90	944,625,184
Jun 28/24	Jul 29/24	$0.90	943,642,753
Mar 28/24	Apr 29/24	$0.90	937,915,150
Dec 28/23	Jan 29/24	$0.90	931,811,338

Preferred shares

Stock	Series 41	Series 43	Series 47	Series 56	Series 57
Ticker symbol	CM.PR.P	CM.PR.Q	CM.PR.S	n/a	n/a
Quarterly dividend	$0.244313	$0.196438	$0.367375	n/a	n/a
Semi-annual dividend	n/a	n/a	n/a	$36.825000	$36.685000

2025 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 27, 2024	January 28, 2025
March 28, 2025	April 28, 2025
June 27, 2025	July 28, 2025
September 29, 2025	October 28, 2025

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at https://www.cibc.com/en/about-cibc/investor-relations/regulatory-capital-instruments.html.

Credit ratings

Credit rating information can be found on pages 78–79 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through TSX Trust Company and on the CIBC website at www.cibc.com.

CIBC 2024 Annual Report	193

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

TSX Trust Company, 301-100 Adelaide St. West, Toronto, ON M5H 4H1,

416 682-3860 or 1 800 387-0825 (Canada and the U.S. only), fax 1 888 249-6189 or 514 985-8843, Email: shareholderinquiries@tmx.com,

website: www.tsxtrust.com.

Common and preferred shares are transferable in Canada at the offices of our agent, TSX Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940; By Overnight Delivery: 150 Royall St., Canton, MA 02021, 1 800-522-6645, website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office 81 Bay Street, CIBC SQUARE, Toronto, Ontario, Canada M5J 0E7 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Email: Mailbox.InvestorRelations@cibc.com	Corporate Secretary Email: corporate.secretary@cibc.com	Client Complaint Appeals Office (CCAO) Toll-free across Canada: 1-888-947-5207 Email: mailbox.clientcomplaintappeals@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: Mailbox.Communications@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2024

Additional print copies of the Annual Report will be available in March 2025 and may be obtained by emailing Mailbox.InvestorRelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2025 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2024

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2025 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2025

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2025 Proxy Circular will be available in March 2025 at www.cibc.com.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedarplus.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “Ambition”, “Ambitions Made Real”, “Aventura”, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, “CIBC eAdvantage”, “CIBC ForeignCash Online”, “CIBC Global Money Transfer”, “CIBC GoalPlanner”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Private Wealth”, “CIBC Smart”, “CIBC Smart Planner”, “CIBC SmartBanking”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

194	CIBC 2024 Annual Report

Board of Directors:

Katharine B. Stevenson Chair of the Board CIBC Corporate Director Toronto, Ontario, Canada Joined in 2011	Ammar Aljoundi (RMC) President and Chief Executive Officer Agnico Eagle Mines Limited Toronto, Ontario, Canada Joined in 2022	Charles J. G. Brindamour (RMC, TC) Chief Executive Officer Intact Financial Corporation Toronto, Ontario, Canada Joined in 2020	Nanci E. Caldwell (CGC – Chair, MRCC, TC) Corporate Director Woodside, California, U.S.A. Joined in 2015

Michelle L. Collins (AC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Kevin J. Kelly (MRCC – Chair, CGC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (MRCC, TC) Corporate Director Montclair, New Jersey, U.S.A. Joined in 2016

Mary Lou Maher (AC – Chair, CGC) Corporate Director Toronto, Ontario, Canada Joined in 2021	William F. Morneau (TC – Chair, CGC, RMC) Corporate Director Toronto, Ontario, Canada Joined in 2022	Mark Podlasly (AC) Chief Sustainability Officer First Nations Major Projects Coalition West Vancouver, B.C., Canada Joined in 2023	François Poirier (RMC) President and Chief Executive Officer TC Energy Corporation Calgary, Alberta, Canada Joined in 2024

Martine Turcotte (AC, MRCC) Corporate Director Verdun, Québec, Canada Joined in 2014	Barry L. Zubrow (RMC – Chair, CGC, TC) Chief Executive Officer ITB LLC West Palm Beach, Florida, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

TC – Technology Committee

CIBC 2024 Annual Report	195